Exhibit 99.1

MICHAEL KORS HOLDINGS LIMITED

CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED

DECEMBER 31, 2011 AND JANUARY 1, 2011

MICHAEL KORS HOLDINGS LIMITED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(In thousands, except share data)

(Unaudited)

	December 31, 2011	April 2, 2011
Assets
Current assets
Cash and cash equivalents	$105,668	$21,065
Receivables, net	88,762	80,081
Inventories	160,800	117,173
Deferred tax assets	11,589	7,322
Prepaid expenses and other current assets	29,509	19,757

Total current assets	396,328	245,398
Property and equipment, net	155,728	119,323
Intangible assets, net	14,552	15,796
Goodwill	14,005	14,005
Deferred tax assets	2,416	1,951
Other assets	7,330	3,022

Total assets	$590,359	$399,495

Liabilities and Shareholders’ Equity
Current liabilities
Revolving line of credit	$15,539	$12,765
Accounts payable	79,203	52,873
Accrued payroll and payroll related expenses	22,098	26,100
Accrued income taxes	10,338	18,701
Accrued expenses and other current liabilities	38,062	17,286

Total current liabilities	165,240	127,725
Note payable to parent	—	101,650
Deferred rent	39,123	29,381
Deferred tax liabilities	6,748	5,495
Other long-term liabilities	3,987	3,218

Total liabilities	215,098	267,469
Commitments and contingencies
Contingently redeemable ordinary shares	—	6,706

Shareholders’ equity
Convertible preference shares, no par value; 10,163,920 shares issued and outstanding at April 2, 2011.	—	—
Ordinary shares, no par value; 650,000,000 shares authorized, and 191,049,948 shares issued and outstanding at December 31, 2011, and 140,554,377 shares issued and outstanding at April 2, 2011.	—	—
Additional paid-in capital	193,188	40,000
Accumulated other comprehensive income (loss)	(2,966)	4,033
Retained earnings	185,039	81,287

Total shareholders’ equity	375,261	125,320

Total liabilities and shareholders’ equity	$590,359	$399,495

See accompanying notes to consolidated financial statements.

MICHAEL KORS HOLDINGS LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except share and per share data)

(Unaudited)

	Three Months Ended		Nine Months Ended
	December 31, 2011	January 1, 2011	December 31, 2011	January 1, 2011

Net sales	$353,988	$208,824	$874,195	$531,264
Royalty revenue	19,618	13,628	48,069	32,072

Total revenue	373,606	222,452	922,264	563,336
Cost of goods sold	151,701	95,688	388,290	251,392

Gross profit	221,905	126,764	533,974	311,944
Selling, general and administrative expenses	143,400	75,458	334,199	196,819
Depreciation and amortization	10,626	6,375	27,642	18,055
Impairment of long-lived assets	3,292	—	3,292	2,838

Total operating expenses	157,318	81,833	365,133	217,712

Income from operations	64,587	44,931	168,841	94,232
Interest expense, net	452	468	1,112	1,698
Foreign currency gain	(2,191)	(2,421)	(3,920)	(2,808)

Income before provision for income taxes	66,326	46,884	171,649	95,342
Provision for income taxes	27,295	19,094	67,897	40,209

Net income	39,031	27,790	103,752	55,133
Net income applicable to preference shareholders	7,032	5,990	21,227	11,884

Net income available for ordinary shareholders	$31,999	$21,800	$82,525	$43,249

Weighted average ordinary shares outstanding:
Basic	154,738,356	140,554,377	147,282,778	140,554,377
Diluted	193,583,954	179,177,268	186,780,461	179,177,268

Net income per ordinary share:
Basic	$0.21	$0.16	$0.56	$0.31
Diluted	$0.20	$0.16	$0.56	$0.31

Statements of Comprehensive Income:
Net income	$39,031	$27,790	$103,752	$55,133
Foreign currency translation adjustments	(1,345)	(2,342)	(6,999)	(895)

Comprehensive income	$37,686	$25,448	$96,753	$54,238

See accompanying notes to consolidated financial statements.

MICHAEL KORS HOLDINGS LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

(Unaudited)

	Nine Months Ended
	December 31, 2011	January 1, 2011
Cash flows from operating activities
Net income	$103,752	$55,133
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	27,642	18,055
Impairment and write-off of property and equipment	3,292	942
Impairment of intangible assets	—	1,896
Unrealized foreign exchange gain	(3,920)	(2,808)
Amortization of deferred financing costs	334	141
Amortization of deferred rent	2,651	2,637
Deferred income tax provision	(5,036)	—
Equity compensation expense	20,041	—
Tax benefits on exercise of share options	(9,869)	—
Change in assets and liabilities:
Receivables, net	(10,158)	14,369
Inventories	(45,056)	(40,668)
Prepaid expenses and other current assets	(13,532)	(6,447)
Other assets	(2,304)	(1,411)
Accounts payable	27,134	25,756
Accrued expenses and other current liabilities	14,899	33,841
Other long-term liabilities and deferred credits	7,478	6,491

Net cash provided by operating activities	117,348	107,927

Cash flows from investing activities
Capital expenditures	(56,798)	(34,771)

Net cash used in investing activities	(56,798)	(34,771)

Cash flows from financing activities
Repayments of borrowings under revolving credit agreement	(51,026)	(228,288)
Borrowings under revolving credit agreement	53,800	192,984
Bank overdraft	—	(4,380)
Proceeds from private placement	9,550	—
Exercise of employee share options	5,372	—
Tax benefits on exercise of share options	9,869	—
Payment of deferred financing costs	(2,479)	(163)

Net cash provided by (used in) financing activities	25,086	(39,847)

Effect of exchange rate changes on cash and cash equivalents	(1,033)	557

Net increase in cash and cash equivalents	84,603	33,866
Beginning of period	21,065	5,664

End of period	$105,668	$39,530

Supplemental disclosures of cash flow information
Cash paid for interest	$998	$890
Cash paid for income taxes	$71,151	$19,243
Supplemental disclosure of noncash investing and financing activities
Accrued capital expenditures	$14,007	$5,300

See accompanying notes to consolidated financial statements.

MICHAEL KORS HOLDINGS LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(in thousands, except share data)

(Unaudited)

	Convertible Preference Shares		Ordinary Shares		Additional Paid-in Capital	Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Total

	Shares	Amounts	Shares	Amounts
Balance at April 2, 2011	10,163,920	$—	140,554,377	$—	$40,000	$4,033	$81,287	$125,320
Net income	—	—	—	—	—	—	103,752	103,752
Foreign currency translation adjustment	—	—	—	—	—	(6,999)	—	(6,999)

Total comprehensive income	—	—	—	—	—	—	—	96,753
Issuance of shares in exchange for note*	475,796	—	6,579,656	—	101,650	—	—	101,650
Elimination of contingent redemption on ordinary shares	—	—	—	—	6,706	—	—	6,706
Issuance of convertible preference shares	217,137	—	—	—	9,550	—	—	9,550
Issuance of restricted shares	—	—	666,250	—	—	—	—	—
Exercise of employee share options	—	—	1,993,640	—	5,372	—	—	5,372
Equity compensation expense	—	—	—	—	20,041	—	—	20,041
Tax benefits on exercise of share options					9,869			9,869
Conversion of convertible preference shares	(10,856,853)	—	41,256,025	—	—	—	—	—

Balance at December 31, 2011	—	$—	191,049,948	$—	$193,188	$(2,966)	$185,039	$375,261

*	Represents the extinguishment of the note payable to the Company’s former parent.

See accompanying notes to consolidated financial statements.

MICHAEL KORS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

1. Business and Basis of Presentation

Michael Kors Holdings Limited (“MKHL,” and together with its subsidiaries, the “Company”) was incorporated in the British Virgin Islands (“BVI”) on December 13, 2002. The Company is a leading designer, marketer, distributor and retailer of branded women’s apparel and accessories and men’s apparel bearing the Michael Kors tradename and related trademarks “MICHAEL KORS,” “MICHAEL MICHAEL KORS,” “KORS MICHAEL KORS” and various other related trademarks and logos. The Company’s business consists of retail, wholesale and licensing segments. Retail operations consist of collection stores, lifestyle stores, including concessions and outlet stores located primarily in the United States, Canada, Europe and Japan. Wholesale revenues are principally derived from major department and specialty stores located throughout the United States, Canada and Europe. The Company licenses its trademarks on products such as fragrances, cosmetics, eyewear, leather goods, jewelry, watches, coats, footwear, men’s suits, swimwear, furs and ties.

For all periods presented, all ordinary share and per share amounts in these consolidated financial statements and the notes hereto have been adjusted retroactively to reflect the effects of a 3.8-to-1 share split, which was completed on November 30, 2011, as well as the effects of the July 2011 reorganization discussed in Note 2 below, as if such reorganization and share split had occurred at the beginning of the periods presented.

The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States (“GAAP”) and include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated. The consolidated financial statements as of December 31, 2011 and for the three and nine months ended December 31, 2011 and January 1, 2011, are unaudited. In addition, certain information and footnote disclosures normally included in financial statements prepared in accordance with GAAP have been condensed or omitted. The interim financial statements reflect all normal and recurring adjustments, which are, in the opinion of management, necessary for a fair presentation in conformity with GAAP. The interim financial statements should be read in conjunction with the audited financial statements and notes thereto for the year ended April 2, 2011, as filed with the Securities and Exchange Commission on December 2, 2011, on Form F-1.The results of operations for the interim periods should not be considered indicative of results to be expected for the full year.

The Company utilizes a 52 to 53 week fiscal year ending on the Saturday closest to March 31. As such, the term “Fiscal Year” or “Fiscal” refers to the 52-week or 53-week period, ending on that day. The results for the three and nine months ended December 31, 2011 and January 1, 2011, are each based on a 13-week period and 39-week period, respectively.

2. Reorganization and Initial Public Offering

On December 20, 2011, the Company completed an initial public offering (“IPO”), which resulted in the sale of 54,280,000 shares at a price of $20 per share, all of which were sold by selling shareholders. The Company did not receive any of the proceeds related to the sale of these shares. In addition, the Company incurred approximately $5.2 million in fees related to the offering which were charged to selling, general and administrative expenses during the third quarter of Fiscal 2012. On December 20, 2011, in connection with the consummation of the IPO, 10,856,853 convertible preference shares were converted to 41,256,025 ordinary shares at a ratio of 3.8-to-1 resulting in no preference shares issued and outstanding at December 31, 2011.

Prior to July 2011, the Company was owned 85% by SHL-Kors Limited, a BVI corporation, and 15% by Mr. Kors. SHL-Kors Limited was owned 100% by SHL Fashion Limited.

In July 2011, the Company underwent a corporate reorganization whereby the Company completed a merger with its former parent, SHL-Kors Limited, which merged with and into the Company, with the Company as the surviving corporation (the “First Merger”). Subsequent to the completion of the First Merger, SHL Fashion Limited, the former parent company of SHL-Kors Limited, merged with and into the Company (the “Second Merger”), with the Company as the surviving corporation. Upon completion of the Second Merger, all previous shareholders of SHL Fashion Limited and Mr. Kors became direct shareholders in the Company. Immediately prior to the Second Merger, the Company issued 475,796 preference shares and 6,579,656 ordinary shares to SHL Fashion Limited in consideration for the extinguishment of the Company’s $101.7 million note payable to SHL Fashion Limited. This exchange was based on the fair value of the Company at the time of exchange. In the Second Merger, Mr. Kors and the shareholders of SHL Fashion received 147,134,033 newly issued ordinary shares and 10,639,716 newly issued convertible preference shares of the Company in proportion to their ownership interests held prior to the Second Merger. The Company considered this transaction to be the acquisition of the non-controlling interest in the Company held by Mr. Kors, and, accordingly, the Company accounted for this transaction as an equity transaction.

Following the reorganization, in a private placement in July 2011, a group of investors purchased (i) all 10,639,716 convertible preference shares issued in the reorganization from the previous SHL Fashion Limited shareholders and Mr. Kors for $490 million, and (ii) 217,137 newly issued convertible preference shares from the Company for $10.0 million, of which $9.5 million in proceeds, net of placement fees of $0.5 million, were received by the Company. As a result of the aforementioned transactions, the capital structure of the Company increased from 4,351 issued and outstanding ordinary shares to 147,134,033 issued and outstanding ordinary shares (650,000,000 authorized) and 10,856,853 authorized, issued and outstanding convertible preference shares.

In addition to the above, immediately prior to the reorganization, the redemption feature related to the contingently redeemable ordinary shares was eliminated, thereby, resulting in the reclassification of $6.7 million from temporary equity, which was classified as “contingently redeemable ordinary shares” in the Company’s consolidated balance sheets, to permanent equity as additional paid-in capital (see Note 12).

3. Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States requires management to use judgment and make estimates that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The level of uncertainty in estimates and assumptions increases with the length of time until the underlying transactions are completed. The most significant assumptions and estimates involved in preparing the financial statements include allowances for customer deductions, sales returns, sales discounts and doubtful accounts, estimates of inventory recovery, the valuation of stock-based compensation, valuation of deferred taxes and the estimated useful lives used for amortization and depreciation of intangible assets and property and equipment. Actual results could differ from those estimates.

Derivative Financial Instruments

The Company uses forward currency exchange contracts to manage its exposure to fluctuations in foreign currency for certain of its transactions. The Company in its normal course of business enters into transactions with foreign suppliers and seeks to minimize risk related to these transactions. The Company records these derivative instruments on the consolidated balance sheets at fair value. Though the Company uses forward contracts to hedge its cash flows, the Company does not designate these instruments as hedges for hedge accounting purposes. Accordingly, changes in the fair value of these contracts, as of each balance sheet date and upon maturity, are recorded in cost of sales or operating expenses, within the Company’s consolidated statements of operations, as applicable to the transactions for which the forward exchange contracts were intended to hedge. For the nine months ended December 31, 2011, the gain recognized in operations was $3.9 million. The following table details the fair value of these contracts as of December 31, 2011, and April 2, 2011 (in thousands):

	December 31, 2011	April 2, 2011

Prepaid expenses and other current assets	$2,915	$745
Accrued expenses and other current assets	$(619)	$(2,293)

The Company is exposed to the risk that counterparties to derivative contracts will fail to meet their contractual obligations. In attempts to mitigate counterparty credit risk, the Company enters into contracts with carefully selected financial institutions based upon their credit ratings and certain other financial factors, adhering to established limits for credit exposure. The aforementioned forward contracts generally have a term of no more than 18 months. The period of these contracts is directly related to the foreign transaction they are intended to hedge.

Net Income Per Share

The Company reports earnings per share in conformity with the two-class method for calculating and presenting earnings per share, due to the existence of both ordinary and convertible preference securities. Under the two-class method, basic net income per ordinary share is computed by dividing the net income available to ordinary shareholders by the weighted-average number of ordinary shares outstanding during the period. Net income available to shareholders is determined by allocating undistributed earnings between holders of ordinary and convertible preference shares, based on the participation rights of the preference shares. Diluted net income per share is computed by dividing the net income available to both ordinary and preference shareholders by the weighted-average number of dilutive shares outstanding during the period.

The Company’s basic net income per share excludes the dilutive effect of stock options and unvested restricted shares. It is based upon the weighted average number of ordinary shares outstanding during the period divided into net income.

Diluted net income per share reflects the potential dilution that would occur if stock option grants or any other dilutive equity instruments were exercised or converted into ordinary shares. These equity instruments are included as potential dilutive securities to the extent they are dilutive under the treasury stock method for the applicable periods.

For the purposes of basic and diluted net income per share, as a result of the reorganization and exchange during July 2011, weighted average shares outstanding for purposes of presenting net income per share on a comparative basis were retroactively restated for all periods presented to reflect the exchange of ordinary shares for the newly issued ordinary and convertible preference shares as described in Note 2, as if such reorganization and exchange had occurred at the beginning of the periods presented. In addition, as a result of the 3.8-to-1 share split, which was completed on November 30, 2011, weighted average shares outstanding were retroactively restated for all periods presented.

The components of the calculation of basic net income per ordinary share and diluted net income per ordinary share are as follows (in thousands except share and per share data):

	Three Months Ended		Nine Months Ended
	December 31, 2011	January 1, 2011	December 31, 2011	January 1, 2011
Numerator:
Net Income	$39,031	$27,790	$103,752	$55,133
Net income applicable to preference shareholders	7,032	5,990	21,227	11,884

Net income available for ordinary shareholders	$31,999	$21,800	$82,525	$43,249

Denominator:
Basic weighted average ordinary shares	154,738,356	140,554,377	147,282,778	140,554,377
Weighted average dilutive share equivalents:
Share options	4,843,366	—	1,614,455	—
Convertible preference shares	34,002,232	38,622,891	37,883,228	38,622,891

Diluted weighted average ordinary shares	193,583,954	179,177,268	186,780,461	179,177,268

Basic net income per ordinary share	$0.21	$0.16	$0.56	$0.31

Diluted net income per ordinary share	$0.20	$0.16	$0.56	$0.31

Stock options for the three and nine months ended January 1, 2011 have been excluded from the calculation of diluted earnings per share as they were not exercisable during the periods presented, as the Company had completed the IPO subsequent to that date.

Recent Accounting Pronouncements—The Company has considered all new accounting pronouncements and has concluded that there are no new pronouncements that have a material impact on results of operations, financial condition, or cash flows, based on current information.

4. Receivables

Receivables consist of (in thousands):

	December 31, 2011	April 2, 2011
Trade receivables:
Credit risk assumed by factors	$82,777	$82,111
Credit risk retained by Company	25,197	20,543
Receivables due from licensees	18,883	5,315

	126,857	107,969
Less allowances (1):	(38,095)	(27,888)

	$88,762	$80,081

(1)	Allowances consist of the following: sales returns, discounts and credits, as well as doubtful accounts, which were $0.5 million and $0.4 million, at December 31, 2011 and April 2, 2011, respectively.

The Company has historically assigned a substantial portion of its trade receivables to factors in the United States and Europe whereby the factors assumed credit risk with respect to such receivables assigned. Under the factor agreements, factors bear the risk of loss from the financial inability of the customer to pay the trade receivable when due, up to such amounts as accepted by the factor, but not the risk of non-payment of such trade receivable for any other reason. The Company provides an allowance for such non-payment risk at the time of sale.

Receivables are presented net of allowances for sales returns, discounts, markdowns, operational chargebacks and doubtful accounts. Sales returns are determined based on an evaluation of current market conditions and historical returns experience. Discounts are based on open invoices where trade discounts have been extended to customers. Markdowns are based on retail sales performance, seasonal negotiations with customers, historical deduction trends and an evaluation of current market conditions. Operational chargebacks are based on deductions taken by customers, net of expected recoveries. Such provisions, and related recoveries, are reflected in net sales.

The allowance for doubtful accounts is determined through analysis of periodic aging of receivables for which credit risk is not assumed by the factors and assessments of collectability based on an evaluation of historic and anticipated trends, the financial conditions of the Company’s customers and the impact of general economic conditions. The past due status of a receivable is based on its contractual terms. Amounts deemed uncollectible are written off against the allowance when it is probable the amounts will not be recovered.

5. Property and Equipment

Property and equipment consist of (in thousands):

	December 31, 2011	April 2, 2011
Furniture and fixtures	$52,840	$39,564
Equipment	10,918	8,593
Computer equipment and software	17,392	14,042
In-store shops	40,702	30,970
Leasehold improvements	130,936	95,020

	252,788	188,189
Less: accumulated depreciation and amortization	(107,404)	(77,694)

Subtotal	145,384	110,495
Construction-in-progress	10,344	8,828

	$155,728	$119,323

Depreciation and amortization of property and equipment for the three and nine months ended December 31, 2011, was $10.2 million and $26.5 million, respectively, and for the three and nine months ended January 1, 2011, was $6.1 million and $17.1 million, respectively. During the three months ended December 31, 2011, the Company recorded an impairment charge of $3.3 million related to two retail stores still in operations. For the nine months ended January 1, 2011, the Company recorded an impairment charge of $0.9 million related to a retail store still in operations.

6. Intangible Assets and Goodwill

The following table discloses the carrying values of intangible assets and goodwill (in thousands):

	December 31, 2011			April 2, 2011
	Gross Carrying Amount	Accumulated Amortization	Net	Gross Carrying Amount	Accumulated Amortization	Net

Trademarks	$23,000	$10,257	$12,743	$23,000	$9,395	$13,605
Lease Rights	3,838	2,029	1,809	3,823	1,632	2,191
Goodwill	14,005	—	14,005	14,005	—	14,005

	$40,843	$12,286	$28,557	$40,828	$11,027	$29,801

The trademarks relate to the Company’s brand name and are amortized over twenty years. Lease rights are amortized over the respective terms of the underlying lease. Amortization expense was $0.4 million and $1.2 million, for the three and nine months ended December 31, 2011, respectively, and $0.3 million and $0.9 million for the three and nine months ended January 1, 2011, respectively.

The Company has allocated $12.1 million and $1.9 million of its recorded goodwill to its Wholesale and Licensing segments, respectively. Goodwill is not amortized but will be assessed for impairment in the last quarter of Fiscal 2012, or whenever impairment indicators exist. As of December 31, 2011, cumulative impairment related to goodwill totaled $5.4 million. There were no charges related to the impairment of goodwill in the periods presented.

Estimated amortization expense for each of the next five years is as follows (in thousands):

Remainder of Fiscal 2012	$443
Fiscal 2013	1,493
Fiscal 2014	1,407
Fiscal 2015	1,388
Fiscal 2016	1,381
Thereafter	8,440

$14,552

As a result of an impairment charge recognized during the nine months ended January 1, 2011, related to a retail store, as described in Note 5, the Company recognized an impairment charge of $1.8 million for lease rights related to that store.

7. Credit Facilities

The Company has a secured revolving credit facility as amended (the “Credit Facility”), which expires on September 15, 2015. The Credit Facility provides for up to $100.0 million of borrowings and a sub-limit for loans and letters of credit to the Company’s European subsidiaries of $35.0 million. The Credit Facility provides for aggregate credit available to the Company equal to the lesser of (i) $100.0 million or (ii) the sum of specified percentages of eligible receivables and eligible inventory, as defined, plus $30.0 million. Amounts outstanding under the Credit Facility are collateralized by substantially all the assets of the Company. The Credit Facility contains covenants that, among other things, require the Company to maintain a fixed charge coverage ratio, set limits on capital expenditures and indebtedness, and restrict the incurrence of additional liens and cash dividends.

Borrowings under the Credit Facility accrue interest at the rate per annum announced from time to time by the agent of 1.25% above the prevailing applicable prime rate, or at a per annum rate equal to 2.25% above the prevailing LIBOR rate. The weighted average interest rate for the Credit Facility was 4.07% for the nine months ended December 31, 2011 and 4.57% for the nine months ended January 1, 2011. The Credit Facility requires an annual facility fee of $0.1 million, and an annual commitment fee of 0.35% on the unused portion of the available credit under the Credit Facility.

As of December 31, 2011, the amount of borrowings outstanding on the Credit Facility was $15.5 million, and the amount available for future borrowings was $46.6 million. The largest amount borrowed during the nine months ended December 31, 2011 was $34.8 million. At December 31, 2011, there were documentary letters of credit outstanding for approximately $24.7 million and stand-by letters of credit outstanding of $11.1 million.

8. Commitments and Contingencies

In the ordinary course of business, the Company is party to various legal proceedings and claims. Although the outcome of such items cannot be determined with certainty, the Company’s management does not believe that the outcome of all pending legal proceedings in the aggregate will have a material adverse effect on its cash flow, results of operations or financial position.

9. Fair Value of Financial Instruments

Financial assets and liabilities are measured at fair value using a valuation hierarchy for disclosure of fair value measurements. The determination of the applicable level within the hierarchy of a particular asset or liability depends on the inputs used in valuation as of the measurement date, notably the extent to which the inputs are market-based (observable) or internally derived (unobservable). Observable inputs are inputs that market participants would use in pricing the asset or liability developed based on market data obtained from independent sources. Unobservable inputs are inputs based on a company’s own assumptions about market participant assumptions developed based on the best information available in the circumstances. The hierarchy is broken down into three levels based on the reliability of inputs as follows:

Level 1 – Valuations based on quoted prices in active markets for identical assets or liabilities that a company has the ability to access at the measurement date.

Level 2 – Valuations based on quoted inputs other than quoted prices included within Level 1, that are observable for the asset or liability, either directly or indirectly through corroboration with observable market data.

Level 3 – Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The Company has historically entered into forward exchange contracts to hedge the foreign currency exposure of its firm commitments to purchase certain inventory from its foreign suppliers, as well as commitments for certain services. The forward contracts that are used in the program mature in eighteen months or less, consistent with the related purchase commitments. The Company attempts to hedge the majority of its total anticipated purchase and service contracts. Gains and losses applicable to derivatives used for purchase commitments are recognized in cost of sales, and those applicable to other services are recognized in selling, general and administrative expenses. In determining the fair value of the Company’s foreign currency forward contracts, the Company’s only derivative instruments, observable inputs were available at December 31, 2011, and thus were relied upon for the valuation of the Company’s forward contracts.

The fair value of the forward contracts are included in prepaid expenses and other current assets, and in accrued expenses and other current liabilities in the consolidated balance sheets, depending on whether they represent assets or (liabilities) to the Company. Amounts recorded to the statement of operations related to the changes in fair value of foreign currency contracts during the nine months ended December 31, 2011, as a net gain, were approximately $3.8 million, most of which were included in cost of goods sold. All contracts are categorized in Level 2 of the fair value hierarchy as shown in the following table (in thousands):

		Fair value at December 31, 2011, using:
(In thousands)	Total	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Foreign currency forward contracts- U.S. Dollar	$(619)	$—	$(619)	$—
Foreign currency forward contracts- Euro	2,915	—	2,915	—

Total	$2,296	$—	$2,296	$—

The Company’s cash and cash equivalents, accounts receivable and accounts payable, are recorded at carrying value, which approximates fair value. Borrowings under the Credit Facility are recorded at face value as the fair value of the Credit Facility is synonymous with its recorded value as it is a short-term debt facility due to its revolving nature.

10. Stock-Based Compensation

The Company issues equity grants to certain employees and directors of the Company at the discretion of the Company’s Compensation Committee. The Company has two equity plans, one adopted in Fiscal 2008, the Michael Kors (USA), Inc. Stock Option Plan (as amended and restated, the “2008 Plan”), and the other adopted in the third fiscal quarter of Fiscal 2012, the Michael Kors Holdings Limited Omnibus Incentive Plan (the “2012 Plan”). The 2008 plan provided for the granting of share options only and was authorized to issue up to 23,980,823 ordinary shares. As of December 31, 2011, there are no shares available for the granting of equity awards under the 2008 plan. The 2012 plan allows for the granting of share options, restricted shares and restricted share units, and other equity awards, and authorizes a total issuance of up to 15,246,000 ordinary shares. At December 31, 2011, there were 12,729,815 ordinary shares available for the granting of equity awards under the 2012 Plan. Option grants issued from the 2008 plan generally expire ten years from the date of the grant, and those issued under the 2012 plan generally expire seven years from the date of the grant.

Stock Options

Stock options are generally exercisable at no less than the fair market value on the date of grant. The Company has issued two types of option grants, those that vest based on the attainment of a performance target and those that vest based on the passage of time. Performance based stock options may vest based upon the attainment of one of two performance measures. One performance measure is an individual performance target, which is based upon certain performance targets unique to the individual grantee, and the other measure is a company-wide performance target, which is based on a cumulative minimum growth requirement in consolidated net equity. The individual performance target vests 20% of the total option grant each year the target is satisfied. The individual has ten years in which to achieve five individual performance vesting tranches. The company-wide performance target must be achieved over the ten-year term. Performance is measured at the end of the term, and any unvested options under the grant vest if the target is achieved. The Company-wide performance target is established at the time of the grant. The target metrics underlying individual performance vesting requirements are established for each recipient each year up until such time as the grant is fully vested. Options subject to time based vesting requirements become vested in four equal increments on each of the first, second, third and fourth anniversaries of the date on which such options were awarded.

The following table summarizes the share options activity for the 2008 and 2012 plans, and information about options outstanding at December 31, 2011:

	Number of Options	Weighted Average Exercise price	Weighted Average Remaining Contractual Live (years)	Aggregate Intrinsic Value (in thousands)
Outstanding at April 2, 2011	19,414,315	$3.06
Granted	4,889,084	$15.08
Redeemed*	(1,140,984)	$2.75
Exercised	(1,993,640)	$2.69
Canceled/forfeited	(352,372)	$6.88

Outstanding at December 31, 2011	20,816,403	$5.87	8.08	$445,094

Vested or expect to vest at December 31, 2011	18,182,813	$5.71	8.02

Vested and exercisable at December 31, 2011	7,575,673	$2.82	6.90	$185,103

*	The Company redeemed certain option grants during August 2011, for which it paid cash consideration of $10.7 million, representing the $12.12 share value established at the time of the private placement, less the exercise price of the option grants in the aggregate. The redemption was charged to selling, general and administrative expenses during the nine months ended December 31, 2011.

The total intrinsic value of options exercised during the fiscal quarter ended December 31, 2011 was $35.7 million. The cash received from options exercised during fiscal quarter ended December 31, 2011, was $5.4 million. There were no exercises prior to the fiscal quarter ended December 31, 2011.

The weighted average grant date fair value was $8.60 and $7.54 for options granted during the three and nine months ended December 31, 2011, respectively. The weighted average grant date fair value was $1.20 for options granted during the three months ended January 1, 2011. There were no options granted during the first six months of Fiscal 2011.

The following table represents assumptions used to estimate the fair value of options:

	Three Months Ended		Nine Months Ended
	December 31, 2011	January 1, 2011	December 31, 2011	January 1, 2011

Expected dividend yield	0.0%	0.0%	0.0%	0.0%
Volatility factor	50.2%	45.7%	46.1%	45.7%
Weighted average risk-free interest rate	1.03%	2.7%	1.9%	2.7%
Expected life of option	4.8 years	10.0 years	8.0 years	10.0 years

Restricted Shares

The Company grants restricted shares and restricted share units at the fair market value at the date of the grant. Expense for restricted share grants is calculated based on the intrinsic value of the grant, which is the difference between the cost to the recipient and the fair market value of the underlying share (grants are generally issued at no cost to the recipient). Expense is recognized ratably over the vesting period which is generally four years from the date of the grant. Similar to share options, restricted share grants vest in four equal increments on each of the first, second, third and fourth anniversaries of the date on which such grants were awarded. Restricted share units vest in full on the first anniversary of the date of the grant.

The following table summarizes restricted shares and restricted share units for the 2012 Plan as of December 31, 2011 and changes during the nine month period then ended:

	Number of Unvested Restricted Shares/Units	Weighted Average Grant Date Fair Value
Unvested at April 2, 2011	—	$—
Granted	683,051	$20.00
Vested	—	$—
Canceled/forfeited	—	$—

Unvested at December 31, 2011	683,051	$20.00

Compensation expense attributable to stock-based compensation for the three months ended December 31, 2011, was approximately $20.0 million. There was no compensation expense recognized prior to the third quarter ended December 31, 2011, as the Company had not completed an IPO which was one of the vesting requirements for all equity grants. As of December 31, 2011, the remaining unrecognized stock-based compensation expense for non-vested share options and restricted shares to be expensed in future periods is $57.6 million, and the related weighted-average period over which it is expected to be recognized is 3.4 years. There were 7,575,673 and 13,240,730 vested and non-vested outstanding options, respectively, at December 31, 2011. There were 683,051 unvested restricted grants at December 31, 2011. Forfeitures are estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. The Company estimates forfeitures based on its historical forfeiture rate since the inception of stock option granting. The estimated value of future forfeitures for stock options and restricted shares as of December 31, 2011 is approximately $4.3 million.

11. Segment Information

The Company operates its business in three reportable segments—Retail, Wholesale and Licensing—which are based on its business activities and organization. The operating segments are segments of the Company for which separate financial information is available and for which operating results are evaluated regularly by executive management in deciding how to allocate resources, as well as in assessing performance. The primary key performance indicators are net sales or revenue (in the case of Licensing) and operating income for each segment. The Company’s reportable segments represent channels of distribution that offer similar merchandise, customer experience and sales/marketing strategies. Sales of the Company’s products through Company owned stores for the Retail segment include “Collection,” “Lifestyle” including “concessions,” and outlet stores located throughout North America, Europe, and Japan. Products sold through the Retail segment include women’s apparel, accessories (which include handbags and small leather goods such as wallets), footwear and licensed products, such as watches, fragrances and eyewear. The Wholesale segment includes sales primarily to major department stores and specialty shops throughout North America, Europe and Japan. Products sold through the Wholesale segment include accessories (which include handbags and small leather goods such as wallets), footwear and women’s and men’s apparel. The Licensing segment includes royalties earned on licensed products and use of the Company’s trademarks, and rights granted to third parties for the right to sell the Company’s products in certain geographical regions such as Korea, the Philippines, Singapore, Malaysia, the Middle East and Turkey. All intercompany revenues are eliminated in consolidation and are not reviewed when evaluating segment performance. Corporate overhead expenses are allocated to the segments based upon specific usage or other allocation methods.

The Company has allocated $12.1 million and $1.9 million of its recorded goodwill to its Wholesale and Licensing segments, respectively. The Company does not have identifiable assets separated by segment. The following table presents the key performance information of the Company’s reportable segments (in thousands):

MICHAEL KORS HOLDINGS LIMITED AND SUBSIDIARIES

CONSOLIDATED SEGMENT OPERATING DATA

(Unaudited)

	Three Months Ended		Nine Months Ended
	December 31, 2011	January 1, 2011	December 31, 2011	January 1, 2011

Revenue:
Net sales: Retail	$199,376	$109,067	$454,753	$248,706
Wholesale	154,612	99,757	419,442	282,558
Licensing	19,618	13,628	48,069	32,072

Total Revenue	$373,606	$222,452	$922,264	$563,336

Income from operations:
Retail	$34,711	$27,148	$87,892	$46,487
Wholesale	17,778	10,641	50,523	31,855
Licensing	12,098	7,142	30,426	15,890

Income from operations	$64,587	$44,931	$168,841	$94,232

Depreciation and amortization expense for each segment are as follows (in thousands):

	Three Months Ended		Nine Months Ended
	December 31, 2011	January 1, 2011	December 31, 2011	January 1, 2011
Depreciation and Amortization:
Retail (1)	$7,433	$4,258	$18,657	$11,647
Wholesale	3,124	2,084	8,801	6,322
Licensing	69	33	184	86

Total depreciation and amortization	$10,626	$6,375	$27,642	$18,055

(1)	Excluded in the above table are impairment charges related to the retail segment for $3.3 million for the three and nine months ended December 31, 2011, and $2.8 million for the nine months ended January 1, 2011.

Total revenue (as recognized based on country of origin), and long-lived assets by geographic location of the consolidated Company are as follows (in thousands):

	Three Months Ended		Nine Months Ended
	December 31, 2011	January 1, 2011	December 31, 2011	January 1, 2011

North America (U.S. and Canada)	$343,432	$213,795	$843,902	$540,892
Europe	27,193	8,398	72,163	22,051
Other regions	2,981	259	6,199	393

Total revenues	$373,606	$222,452	$922,264	$563,336

	As of
	December 31, 2011	April 2, 2011
Long-lived assets:
North America (U.S. and Canada)	$139,669	$113,702
Europe	25,786	19,539
Other regions	4,825	1,878

Total Long-lived assets:	$170,280	$135,119

12. Agreements with Shareholders and Related Party Transactions –

The shareholder’s agreement between the Company, SHL-Kors Limited (the Company’s former parent), and Mr. Kors, which provided for the right of the estate of Mr. Kors for a period of 180 days after his death, to elect to sell to the Company all, but not less than all, of the ordinary shares of MKHL then owned by Mr. Kors, was terminated prior to the time of the reorganization as described in Note 2. As a result of this termination, the ordinary shares that were presented in temporary equity in the Company’s consolidated balance sheet at April 2, 2011 as “contingently redeemable ordinary shares” for a value of $6.7 million (which represented the value of the ordinary shares on the date they were acquired by Mr. Kors), were reclassified to permanent equity during July 2011.

During July 2011, the note payable to the Company’s former parent, for $101.7 million, was exchanged for 475,796 preference shares and 6,579,662 ordinary shares, after taking into effect the impact of the share exchange that resulted from the reorganization discussed in Note 2. Accordingly, as of December 31, 2011, there are no outstanding balances related to the note.